

OFFERING MEMORANDUM

facilitated by



Logwood Company, LLC DBA Ivyees

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Logwood Company, LLC
State of Organization	MA
Date of Formation	October 13th, 2015
Entity Type	Limited Liability Company
Street Address	500 North Main St. STE C 1st Floor Randolph, MA 02368
Website Address	https://www.ivyees.com/

(B) DIRECTORS AND OFFICERS OF THE COMPANY

Key Person	Ivy Camelia Lawson
Positions with the Company Title Duration	 Founder & CEO 10/13/2015 - Present
Business experience (last three years)	Founder & CEO
Principal occupation (last three years)	CEO of Ivyees
Has this person been employed by anyone else in the last three years?	No

(C) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Ivy Lawson

(D) THE COMPANY'S BUSINESS AND BUSINESS PLAN

What is Ivyees?

Ivyees is a successful personal care company in which all products are made with tropical honey from own very own hives or with Manuka honey from New Zealand. The market for natural oral and personal care products is valued at $3Billion and is growing at 15% per year, and the Ivyees product line gives consumers exactly what they're asking for by providing products with the right combination of all-natural, clean ingredients, with the effectiveness of non-natural products, and an emphasis on dermatological and sensitivity testing. Ivyees was founded by Ivy Lawson, a bee enthusiast with degrees in engineering, and we've grown from a single hive to a strong presence on Amazon, in Whole Foods, and in a brick and mortar store in Boston's North End. Ivyees has signed deals with some of the biggest retailers in the country, including Macy's, CVS, and Walgreens, so we're seeking investment to ramp up production to meet explosive new demand.

Business Model

Revenue Sources:

- Active:
    - Whole Foods (22 Stores - $47k),
    - Amazon E-commerce (120 units/day - $35.6k /month, 427k /year)
    - Website ($120k Annual Revenue)
    - North End Store (Average foot traffic 20 to 30 per day, $180K projected annual revenue)
- Future Potential:
    - Macy's (12 SKU's projected annual revenue $900k)
    - JC Penny (5 SKU's projected annual revenue $1.3 Mil)
    - CVS Health (8 SKU's projected annual revenue $1.17 Mil)

In addition to expanding distribution to new retailers, Ivyees is expanding product lines to offer CBD-based skin care and dog treats.

Customer Base

Health Conscious Consumers:

Everyday products contain harsh and cancerous chemicals (Paraben, Sulfate, Formaldehyde, Sodium Borate.PEG Compounds, Hydroquinone, Decyl Glucoside,= Fragrance, Titanium dioxide). Ivyees offers a complete Line of personal care products made with raw honey and 100% natural & organic ingredients. All of our products are gluten free and cruelty free and produce great results.

Some of our products include:

Raw Honey - Creamed Floral & Ginger, Hibiscus & Sorrel, Logwood,

HoneyComb, Honey Jerk Seasoning

Hair Care - Shampoo, 3 Conditioners, No-Frizz Spray

Skin Care - Cleansing Gel, Rosehip Oil, 3 Créme's, 2 Serums

Toothpaste - 6.5 Oz & .75 Oz

Teas - Dry Sorrel (3.5 Oz), Sorrel-Ginger Herbal Tea, Soursop with honey

The Market

Ivyees product line gives a growing number of consumers exactly what they're asking for by providing products with the right combination of all-natural ingredients with the effectiveness of non-natural products and an emphasis on dermatological and sensitivity testing. The organic personal care market was valued at USD 12.242 billion in 2016. The market is expected to record an estimated CAGR of 9.74% during the forecast period (2017-2022), to reach a value of USD 21.103 billion by the end of 2022. This trend is in part due to a shift among women, who now control $5 - $15 trillion dollars of spending power annually and who across generations X, Y, and Z have all driven a societal shift where focus on what is put on and in their bodies matters. The U.S. Market for Natural oral and personal care products is valued 3 billion and is growing at 15 percent per year.

Competitors

Tom's
Burt's Bees

(E)   NUMBER OF EMPLOYEES

The Company currently has **3** employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$25,000
Offering Deadline	October 30th, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Inventory	$23,500	$57,000
New Hire	$0	$43,580
Compensation to MainVest	$1,500	$6,420
TOTAL	$25,000	$107,000

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the ***Invest*** button
- Follow the instructions

MAINVEST

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	1.0 - 4.3%**
Payment Deadline	12 / 31 / 2024
Maximum Payment Multiple - Early Investors	1.75x***

- All Other Investors	1.5x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (64) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.87 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.00%
$45,000	1.80%
$66,000	2.70%
$93,300	3.70%
$107,000	4.30%

*** To reward early participation, the investors who contribute the first $25,000 raised in the offering will receive a 1.75x cap. Investors who contribute after $25,000 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Ivy Lawson	95%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
East Cambridge Saving Bank	$100,000	6.5%	12/31/2024	N/A

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

Description of Transaction	Date	Name of Insider	Relationship to Company	Value of Interest
Private Investment	October 2015	Dean Marsh	Founding Capital	5% Equity Ownership

(S)   THE COMPANY'S FINANCIAL CONDITION

In 2018, the Company had revenue of $261,119 and cost of goods ("COGS") of $56,991, which resulted in gross profit of $204,128. In 2018, the Company had total expenses of $35,440, which resulted in net income of $168,688. In terms of expenses, the majority consisted of supplies, insurance, and car expenses.

As of December 31, 2018, the Company had total assets of $203,523, which consisted of bank accounts of $199,532, inventory of $1,020, and fixed assets of $2,243. As of that date, the Company had total liabilities of $117,442 consisting of a $100,000 line of credit, as well as payroll liabilities of $4,445 and other smaller current liabilities. This results in equity as of December 31, 2018 being $86,081 primarily due to retained earnings and net income. It is noted that Company's liquid assets are higher than its current liability balance, indicating a high liquidity position.

In 2017, the Company had revenue of $65,056 and COGS of $26,813, which resulted in gross profit of $38,242. In 2017, the Company had total expenses of $19,015, which resulted in net operating income of $19,228. In terms of expenses, the majority consisted of travel, supplies, and personal expenses.

As of December 31, 2017, the Company had total assets of $62,954, which consisted of bank accounts of $57,694, inventory of $1,020, and accounts receivable of $1,996. As of that date, the Company had total liabilities of $22,069 consisting of credit card debt and payroll liabilities. The resulting owner's equity as of December 31, 2017 was $40,885. It is noted that Company's liquid assets are lower than its current liability balance, indicating a high liquidity position.

Between 2018 and 2017, the Company's revenue increased significantly with gross profit margin increasing from 59.1% in 2017 to 78.2% in 2018. Profitability was positive in 2018, with a percent of revenue in 2018 of 63.8%.

The Company's debt standing as of December 31, 2018 is primarily due to a $100,000 line of credit from East Cambridge Savings Bank and $11,488 of credit card liabilities. Since 2008, the Owner has put $300,000 into the launching and growing the business. The Company may require additional funds through alternative sources in the future to achieve certain financial milestones, in addition to the funds raised through MainVest.

(T) THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

PROFIT AND LOSS ASSUMPTION

	2020	2021	2022	2023	2024
Annual cumulative price (revenue) increase	0.00%	7.50%	15.00%	22.50%	30.00%
Annual cumulative inflation (expense) increase	0.00%	2.00%	4.00%	6.00%	8.00%

INCOME

Revenue					
(Raw Honey) Macys, Brick & Mortar, Whole F	1,052,280.00	1,131,201.00	1,300,881.15	1,593,579.41	2,071,653.23
(Natural Hair Care) CVS, Brick & Mortar, Wal	489,240.00	525,933.00	604,822.95	740,908.11	963,180.55
(Natural Face Care) Macys, Brick & Mortar, W	1,025,000.00	1,101,875.00	1,267,156.25	1,552,266.41	2,017,946.33
(Natural Toothpaste)CVS, Brick & Mortar, Wal	273,890.00	294,431.75	338,596.51	414,780.73	539,214.95
Total revenue	2,840,410.00	3,053,440.75	3,511,456.86	4,301,534.66	5,591,995.05
Cost of Sales					
(Raw Honey) Macys, Brick & Mortar, Whole F	399,866.40	407,863.73	424,178.28	449,628.97	485,599.29
(Natural Hair Care) CVS, Brick & Mortar, Wal	220,158.00	224,561.16	233,543.61	247,556.22	267,360.72
(Natural Face Care) Macys, Brick & Mortar, W	461,250.00	470,475.00	489,294.00	518,651.64	560,143.77
(Natural Toothpaste)CVS, Brick & Mortar, Wal	68,472.50	69,841.95	72,635.63	76,993.77	83,153.27
Cost of goods sold	1,149,746.90	1,172,741.84	1,219,651.51	1,292,830.60	1,396,257.05
Gross Profit	1,690,663.10	1,880,698.91	2,291,805.35	3,008,704.05	4,195,738.00
Non-Operation Income					
Rental	-	-	-	-	-
Interest income	-	-	-	-	-
Loss (gain) on sale of assets	-	-	-	-	-
Other income (specify)	-	-	-	-	-
Toatal Non-Operation Income	-	-	-	-	-
TOTAL INCOME	1,690,663.10	1,880,698.91	2,291,805.35	3,008,704.05	4,195,738.00

EXPENSES

EXPENSES

Operating expenses

Sales and marketing	25,000.00	25,500.00	26,520.00	28,111.20	30,360.10
Depreciation	1,200.00	-	-	-	-
Insurance	7,500.00	7,650.00	7,956.00	8,433.36	9,108.03
Payroll and Payroll Tax	100,000.00	102,000.00	106,080.00	112,444.80	121,440.38
Property taxes	-	-	-	-	-
Maintenance, repair, and overhaul	900.00	2,448.00	2,496.00	2,544.00	2,592.00
Utilities	3,500.00	3,570.00	3,712.80	3,935.57	4,250.41
Administrative fees	300.00	306.00	318.24	337.33	364.32
Interest expense on long-term debt	5,384.40	4,298.55	3,158.41	1,961.26	704.25
Other	1,000.00	1,020.00	1,060.80	1,124.45	1,214.40
Total operating expenses	144,784.40	146,792.55	151,302.25	158,891.97	170,033.90

Non-Recurring Expenses

Unexpected Expenses	-	-	-	-	-
Other expenses	-	-	-	-	-
Total Non-Recurring Expenses	-	-	-	-	-

| **TOTAL EXPENSES** | 144,784.40 | 146,792.55 | 151,302.25 | 158,891.97 | 170,033.90 |

TAXES

Income Tax	463,763.61	520,171.91	642,150.93	854,943.63	1,207,711.23
Other Tax (specify)	-	-	-	-	-
TOTAL TAXES	463,763.61	520,171.91	642,150.93	854,943.63	1,207,711.23

| **NET PROFIT** | 1,082,115.09 | 1,213,734.45 | 1,498,352.17 | 1,994,868.46 | 2,817,992.87 |

(U) DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	*Prior fiscal year-end (tax returns)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$104,368
Cost of Goods Sold	$0	$71,366
Taxes Paid	$0	$0
Net Income	$0	$22,623

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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